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K/
3/2/12

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48745

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___1/1/2011___ AND ENDING ___12/31/2011___ X
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  Westwood Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  489 Fifth Avenue, 33rd Floor
(No. and Street)

New York   New York   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Messersmith   (212)   867-3200
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road   Roseland   NJ   07068
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    [X] Certified Public Accountant
    [ ] Public Accountant
    [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information
                           contained in this form are not required to respond unless the form displays
                           a currently valid OMB control number.**



AB
3/14

OATH OR AFFIRMATION

I, _____John Messersmith_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Westwood Capital, LLC_____, as of _____December 31,_____,20__11__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WESTWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

WESTWOOD CAPITAL, LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973 994 6666
fax 973 994 0337
www.rkco.com

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Sole Member of
Westwood Capital, LLC

We have audited the accompanying statement of financial condition of Westwood Capital, LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westwood Capital, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Roseland, New Jersey
February 27, 2012

AGN

WESTWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash	$	111,034
Due from clients		115,189
Due from employees		14,948
Property and equipment, net		38,657
Other assets		15,782
	$	295,610

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	58,571
Member's equity		237,039
	$	295,610

WESTWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies

Nature of Business

Westwood Capital, LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on May 9, 1995 and will continue to exist until May 19, 2025. The Company is a wholly-owned subsidiary of Westwood Capital Holdings, LLC, (the "Parent"). The Company engages in investment banking activities, specializing in the private placement of equity and debt issues. Investment banking activities also include financial advisory services and mergers and acquisition advisory services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 27, 2012. Subsequent events have been evaluated through this date.

Due from Clients

Receivables from clients are stated at the amount management expects to collect from outstanding balances. On a periodic basis, management evaluates its receivables and provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to receivables from clients. No allowance for doubtful accounts was required at December 31, 2011.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on a straight-line basis as follows:

Asset	Useful Life
Furniture and fixtures	7 years
Computers and equipment	3 years
Leasehold improvements	10 years

WESTWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of the respective investment banking agreements. The Company values any options received using the Black-Scholes option pricing model adjusted for the unique characteristics of these instruments. During the year ended December 31, 2011, the Company received 180,000 options in connection with investment banking services provided to a customer. These options were deemed to be worthless by management after considering the unique characteristics of these instruments, the financial condition of the underlying customer, and the Company's realization history with similar instruments.

Income Taxes

The Company is a limited liability company, and as such does not record a provision for federal and state income taxes in the accompanying financial statements as each member is responsible for reporting its share of income or loss, as reported for income tax purposes. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Property and equipment

Details of property and equipment at December 31, 2011 are as follows:

Furniture and fixtures	$	109,527
Computers and equipment		173,175
Leasehold Improvements		127,235
		409,937
Less accumulated depreciation and amortization		371,280
	$	38,657

Depreciation and amortization expense for the year ended December 31, 2011 was $23,173.

WESTWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT

---

3. Due from employees

Due from employees primarily consist of expenses paid by the Company on behalf of certain employees. These expenses are due to the Company by the employee when the employee earns sufficient compensation to offset outstanding balances. At December 31, 2011, the Company has determined that these balances are fully collectible, and as such, no reserve is required.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $52,000, which was approximately $47,000 in excess of its minimum requirement of approximately $5,000.

5. Concentrations of credit risk

In the normal course of business, the Company provides credit to its clients in the form of deferring collection of certain receivables. These clients are not concentrated in any particular industry or specific geography. The Company evaluates the collectability of its receivables from its clients on a quarterly basis and writes off those balances that management deems to be uncollectible.

The Company maintains its cash accounts primarily with a bank located in New York. The total cash balances are temporarily insured by the FDIC up to $250,000 per bank. The Company has cash balances on deposit at December 31, 2011 below the minimum FDIC coverage.

For the year ended December 31, 2011, approximately 63% of revenues earned were from three customers.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company, and accordingly, no liability has been accrued at December 31, 2011.

8. Related party transactions

The Company has a month-to-month sublease agreement with its Parent for office facilities. The monthly rent in 2011 was approximately $5,000 per month. Rent expense for the year ended December 31, 2011 was approximately $64,000.

The Company has a service agreement with a related party, an entity whose management includes one of the Company's principal managers, to provide investment banking and advisory services to clients of the affiliate for (i) the development, structuring and advisory services of certain private equity funds and, (ii) provide additional personnel for litigation support engagements and other domestic and international advisory services. For the year ended December 31, 2011, there were no revenues associated with this agreement.

5

WESTWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT

---

8. Related party transactions (continued)

The Company has a service agreement with a related party which states that the Company will be reimbursed for salaries paid to certain individuals on behalf of the related party. For the year ended December 31, 2011 approximately $800,000 was paid on behalf of the related party and was reimbursed to the Company. At December 31, 2011, approximately $88,000, included in due from clients on the statement of financial condition, or 77% of the total due from clients, was due from a related party.

9. Retirement plan

The Company has a profit sharing plan covering all eligible employees. Contributions are determined at management's discretion and are allocated based upon a matching formula and a non-elective contribution formula for all eligible employees. The Company's matching expense for 2011 was $18,539.